As filed with the Securities and Exchange Commission on May 10, 2006
Registration No. 333–

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGRIUM INC.
(Exact name of Registrant as specified in its charter)

Canada	2873/5191	98-0346248
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.,
incorporation or organization)	Classification Code Number)	if applicable)

13131 Lake Fraser Drive S.E.
Calgary, Alberta
T2J 7E8 Canada
(403) 225-7000
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
U.S.A.
(212) 894-8700
(Name, address and telephone number (including area code) of agent for service in the United States)

Copies to:

Leslie O’Donoghue, Esq.	Patrick C. Finnerty, Esq.	Edwin S. Maynard, Esq.
Agrium Inc.	Blake, Cassels & Graydon LLP	Paul, Weiss, Rifkind, Wharton & Garrison LLP
13131 Lake Fraser Drive S.E.	3500 Bankers Hall East	1285 Avenue of the Americas
Calgary, Alberta	855 – 2nd Street	New York, New York 10019-6064
Canada T2J 7E8	Calgary, Alberta	(212) 373-3000
(403) 225-7000	Canada T2P 4J8
(403) 260-9600

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this
Registration Statement as determined by market conditions.
Province of Alberta, Canada
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box below):

A.	☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B.	☑	at some future date (check appropriate box below)

	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.

	4.	☑	after the filing of the next amendment to this Form (if preliminary material is being filed).
          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
securities to be registered	Registered	per security (1)	offering price (1)	registration fee
Debt Securities	U.S. $500,000,000	100%	U.S. $500,000,000	U.S. $53,500

(1)	Estimated solely for the purpose of determining the registration fee.
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 10, 2006
Base Shelf Prospectus
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
A copy of this preliminary short form prospectus has been filed with the securities regulatory authority in the province of Alberta but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authority.
This short form prospectus has been filed under legislation in the province of Alberta that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Agrium Inc. at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, Phone: (403) 225-7000, and are also available electronically at www.sedar.com.
PRELIMINARY SHORT FORM PROSPECTUS

New Issue
Agrium Inc.
U.S.$500,000,000
Debt Securities
(Unsecured)
          We may from time to time offer to the public in one or more series unsecured debt securities consisting of debentures, notes or other unsecured evidences of indebtedness (“Debt Securities”) in an aggregate principal amount of up to U.S.$500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) during the 25 month period that this prospectus, including any amendments hereto, remains valid. The aggregate amount shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by us. Debt Securities will rank pari passu with all of our other unsecured and unsubordinated indebtedness.
          Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.
          We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to the financial statements of U.S. companies in certain respects. Information regarding the impact upon our financial statements of significant differences between Canadian and U.S. generally accepted accounting principles is contained in the notes to our consolidated financial statements incorporated by reference in this prospectus.
          You should be aware that the purchase of the Debt Securities may have tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in this prospectus and any applicable prospectus supplement.
          Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets are located outside the United States.
          Debt Securities may be offered in amounts and on such terms and conditions as may be determined from time to time depending upon our financing requirements, prevailing market conditions and other factors. The specific terms of any offering of Debt Securities including, where applicable, the specific designation of the Debt Securities, the currency, the maturity, the offering price, whether the Debt Securities will bear interest, the interest rate or method for determining the interest rate, any terms of redemption and any other specific terms, will be set forth in a prospectus supplement which will accompany this prospectus. We may also include in a prospectus supplement specific terms pertaining to Debt Securities which are not within the options and parameters set forth in this prospectus.

          All shelf information permitted under applicable law to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, such delivery to be effected in the case of United States purchasers through the filing of such supplement on the internet at www.sec.gov. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Debt Securities to which the prospectus supplement pertains.
          We may sell Debt Securities to or through underwriters or dealers purchasing as principals, and may also sell Debt Securities to one or more purchasers directly or through agents. See “Plan of Distribution”. The prospectus supplement relating to a particular offering of Debt Securities will identify each underwriter, dealer or agent, as the case may be, engaged by us in connection with the offering and sale of the Debt Securities, and will set forth terms of the offering of Debt Securities, including the method of distribution of such Debt Securities, the proceeds to us and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. It will also set forth the proceeds to us.
          Unless otherwise specified in the applicable prospectus supplement, each series or issue of Debt Securities will be a new issue of Debt Securities with no established trading market. The Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the Debt Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the Debt Securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to us and the price at which the Debt Securities will be offered and sold may vary as between purchasers during the distribution period.
          Unless otherwise specified in the applicable prospectus supplement, the Debt Securities will not be listed on any securities or stock exchange. There is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities and the extent of our regulation. See “Risk Factors”.
          Our head and registered office is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.
The date of this prospectus is May  , 2006

DEFINITIONS AND OTHER MATTERS
      Except as set forth under “Description of Debt Securities”, and unless the context otherwise requires, all references in this prospectus and in any prospectus supplement to “Agrium”, “we”, “us” or “our” means Agrium Inc. and its consolidated subsidiaries and any partnership of which Agrium Inc. and its subsidiaries are the partners.
      This prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission (the “SEC”). Under the registration statement, we may, from time to time, sell any of the Debt Securities described in this prospectus in one or more offerings up to an aggregate initial offering price of U.S.$500,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement. This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the Debt Securities.
      We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement, and in the documents incorporated by reference in this prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 27 of our consolidated financial statements as at and for the year ended December 31, 2005 for a discussion of the principal differences between our financial results and financial condition determined under Canadian GAAP and under U.S. GAAP.
EXCHANGE RATES
      In this prospectus, references to “dollars”, “$”, and “U.S. $” are to United States dollars, and references to “Cdn. $” are to Canadian dollars. The exchange rate between the Canadian dollar and the United States dollar used in this prospectus varies depending on the date and context of the information contained herein.
      The following table sets forth (i) the rates of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods and (iii) the high and low exchange rates during each period, in each case based on the inverse of the noon buying rate in New York City for cable transfers payable in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Three Months
	Ended
	March 31,		Year Ended December 31,

	2005	2006	2001	2002	2003	2004	2005

Rate at end of period	0.8269	0.8569	0.6279	0.6329	0.7738	0.8310	0.8579
Average rate for period	0.8155	0.8660	0.6458	0.6368	0.7139	0.7682	0.8254
High for period	0.8346	0.8834	0.6697	0.6619	0.7738	0.8493	0.8690
Low for period	0.7961	0.8528	0.6241	0.6200	0.6349	0.7158	0.7872
      On May 9, 2006, the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was Cdn. $1.00 = U.S. $0.9073.
FORWARD-LOOKING STATEMENTS
      Certain statements and other information included or incorporated by reference in this prospectus or in any applicable prospectus supplement constitute forward-looking statements as defined under applicable securities legislation. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:

•	disclosures made in our management’s discussion and analysis for the year ended December 31, 2005 incorporated by reference herein including under the headings “Outlook” and “Royster-Clark Acquisition” and in our management’s discussion and analysis for the three-month period ended March 31, 2006 incorporated by reference herein;

•	our corporate goals;

•	key drivers for our business and industry trends;

•	the amount and type of future capital expenditures and capital resources;

•	future cash requirements and long-term obligations;

•	business strategies and plans for implementing them;

•	goals, expansion and growth of our business and operations;

•	future seed volumes, prices and sales;

•	availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	risk mitigation activities;

•	qualification of derivative contracts for hedge accounting;

•	our future results and plans respecting our acquisitions;

•	the terms of the offering of our Debt Securities;

•	our ratings outlook;

•	environmental and civil liabilities;

•	insurance coverage and legal proceedings;

•	risk factors; and

•	stock-based compensation.
      These forward-looking statements are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Our expectations regarding future developments are also based, in part, upon our assumptions respecting our ability to successfully integrate recent acquisitions into our existing businesses and to achieve consequent synergies and expected increased revenues.
      However, such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in this prospectus or in any prospectus supplement, or in any document incorporated by reference herein or therein, which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include, but are not limited to:

•	general economic, market and business conditions, including: supply and demand for crop nutrients, seed and crop protection chemicals; supply and demand for grain and other agricultural crops; changes in government, agricultural, safety, environmental and other legislation and policies; fluctuations in foreign exchange rates, nutrient prices or feedstock prices or other costs that cannot be recovered through increases in nutrient prices; actions by competitors and others including changes to industry capacity and utilization and product pricing; performance by customers, suppliers, personnel and counterparties to financial instruments; and changes in capital markets;

•	weather conditions and seasonal patterns;

•	general operating risks associated with: investment and operations in foreign jurisdictions including those relating to economic, political and regulatory policies of local governments; our ability to anticipate our future cash requirements and manage our long-term obligations; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; our ability to transport or deliver product to markets; present and discontinued mining operations; and labor disruptions; and,

•	strategic risks including: our ability to implement our business strategy; results of our risk mitigation strategies, including gas or energy hedging programs and insurance; our ability to integrate any assets we have acquired or we may acquire or the performance of those assets; the opportunities, or lack of opportunities, that may be presented to and pursued by us; technological changes; and other factors, many of which are beyond our control.
      The above items and their possible impact are discussed more fully in the relevant parts of our management’s discussion and analysis for the year ended December 31, 2005 incorporated by reference herein and in particular the sections headed “Our Key Business Sensitivities” and “Business Risks” therein, and are further discussed in the relevant parts of our management’s discussion and analysis for the three months ended March 31, 2006 incorporated by reference herein and in particular the section headed

“Key Risks and Uncertainties” therein, and are further discussed in the “Risk Factors” section in this prospectus. Consequently, all of the forward-looking statements made in or incorporated by reference in this prospectus, or in any applicable prospectus supplement, are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law, we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.
DOCUMENTS INCORPORATED BY REFERENCE
      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Corporate Secretary at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, (403) 225-7000.
      The following documents, filed with the securities commission or similar authority in each of the provinces of Canada, are specifically incorporated by reference in, and form an integral part of, this prospectus:

(a)	our annual information form dated February 22, 2006 (“AIF”) for the year ended December 31, 2005;

(b)	our management proxy circular dated March 14, 2006 relating to the annual general meeting of our shareholders held on May 9, 2006;

(c)	our consolidated balance sheets as at December 31, 2005 and 2004 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, together with the report of our auditors thereon;

(d)	our management’s discussion and analysis for the fiscal year ended December 31, 2005;

(e)	our consolidated balance sheets as at March 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for the three-month periods ended March 31, 2006 and 2005;

(f)	our management’s discussion and analysis for the fiscal quarter ended March 31, 2006;

(g)	our material change report dated February 17, 2006 relating to our acquisition of Royster-Clark Ltd. and Royster-Clark ULC (collectively, “Royster-Clark”); and

(h)	our business acquisition report dated April 25, 2006 (“BAR”) relating to our acquisition of Royster-Clark.
      Any documents of the type referred to in the preceding paragraph (excluding confidential material change reports) or required to be incorporated by reference herein under National Instrument 44-101 — Short Form Prospectus Distributions, including interim financial statements, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof shall be deemed to be incorporated by reference into this prospectus.
      To the extent that any document or information incorporated by reference into this prospectus is included in a report on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the Debt Securities of which this prospectus forms a part.
      Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except to the extent as so modified or superseded, to constitute a part of this prospectus.
      Upon our new annual information form and the related annual audited consolidated financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authorities during the term of this prospectus, our previous annual information form, our previous annual audited consolidated financial statements, all interim unaudited financial statements, material change reports, business acquisition reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities hereunder.
      A prospectus supplement containing the specific variable terms of an offering of Debt Securities will be delivered to purchasers of such Debt Securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement, but only for the purposes of the offering of the Debt Securities covered by that prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form F-9 relating to the Debt Securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits to the registration statement for a more complete description of the document involved. Each such statement is qualified in its entirety by such reference.
      We file annual and quarterly financial information and material change reports and other material with the SEC and with the securities commission or similar regulatory authority in each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. You may read and copy any document that we have filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. You may read and download some of the documents we have filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that we have filed with the securities commission or similar regulatory authority in each of the provinces of Canada at www.sedar.com.
ENFORCEABILITY OF CIVIL LIABILITIES
      We are a corporation existing under the Canada Business Corporations Act. Most of our directors and officers, and most of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of Debt Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Debt Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. We have been advised by our Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.
      We filed with the SEC, concurrently with our registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Debt Securities under this prospectus.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: (i) our AIF; (ii) our management proxy circular dated March 14, 2006 relating to the annual general meeting of our shareholders held on May 9, 2006; (iii) our consolidated balance sheets as at December 31, 2005 and 2004 and our consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005, together with the report of our auditors thereon; (iv) our management’s discussion and analysis for the fiscal year ended December 31, 2005; (v) our consolidated balance sheets as at March 31, 2006 and 2005 and our consolidated statements of operations and retained earnings and cash flows for the three-month periods ended March 31, 2006 and 2005; (vi) our management’s discussion and analysis for the fiscal quarter ended March 31, 2006; (vii) our material change report dated February 17, 2006; (viii) our BAR; (ix) consents of KPMG LLP; (x) powers of attorney; (xi) the form of Indenture; (xii) comments by auditors for U.S. readers on Canada-U.S. reporting differences to our consolidated financial statements; (xiii) comments for U.S. readers on differences between Canadian and U.S. reporting standards; (xiv) awareness letter of KPMG LLP concerning the compilation report contained in our BAR; and (xv) statement of eligibility of the Trustee.
RISK FACTORS
      In addition to the risk factors set forth below, additional risk factors are discussed: (i) on pages 13 through 16 inclusive in our AIF; (ii) in our management’s discussion and analysis for the year ended December 31, 2005, including in particular the risk factors set out under the sections “Our Key Business Sensitivities” and “Business Risks”; and (iii) in the relevant parts of our management’s discussion and analysis for the three months ended March 31, 2006 and in particular the section headed “Key Risks and Uncertainties” therein, which risk factors are incorporated herein by reference. Prospective purchasers of Debt Securities should consider carefully the risk factors set forth below and incorporated herein by reference as well as other information contained in and incorporated by reference in this prospectus, and in the applicable prospectus supplement, particularly in our current annual information form and annual and interim management’s discussion and analysis, before purchasing the Debt Securities offered hereby.
          The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership.
      Substantially all of our business activities are conducted by our direct and indirect wholly-owned subsidiaries and AGRIUM, a general partnership organized under the laws of Alberta (the “Agrium Partnership”). The Debt Securities will be obligations exclusively of Agrium Inc. Neither our subsidiaries nor the Agrium Partnership will guarantee the payment of principal of or interest on the Debt Securities. The Debt Securities will therefore be effectively subordinated to all existing and future obligations of our subsidiaries and the Agrium Partnership as a result of Agrium Inc. being a holding company. In the event of an insolvency, liquidation or other reorganization of any of our subsidiaries or the Agrium Partnership, creditors of Agrium Inc. (including the holders of the Debt Securities), as well as shareholders of Agrium Inc., will have no right to proceed against the assets of such subsidiaries or the Agrium Partnership or to cause the liquidation or bankruptcy of the subsidiaries or the Agrium Partnership under applicable bankruptcy laws. Creditors of such subsidiaries or the Agrium Partnership would be entitled to payment in full from such assets before Agrium Inc., as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of such subsidiaries and the Agrium Partnership will have priority with respect to the assets and earnings of such subsidiaries and the Agrium Partnership over the claims of creditors of Agrium Inc., including claims under the Debt Securities except to the extent that Agrium Inc. may itself be a creditor with recognized claims against the subsidiaries or the Agrium Partnership ranking at least pari passu with such other creditors, in which case the claims of Agrium Inc. would still be effectively junior to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership and would still be effectively subordinate to any mortgage or other liens on the assets of such subsidiaries or the Agrium Partnership senior to that held by Agrium Inc. As of March 31, 2006, Agrium Inc.’s subsidiaries (including for greater certainty Profertil S.A.) and the Agrium Partnership had approximately $944 million of accounts payable and accrued liabilities (excluding intercompany liabilities). There are no terms of the Debt Securities that limit the ability of our subsidiaries and the Agrium Partnership to incur additional indebtedness.
      In addition, as a result of Agrium Inc. being a holding company, Agrium Inc.’s operating cash flow and its ability to service its indebtedness, including the Debt Securities, is dependent upon the operating cash flow of its subsidiaries and the Agrium Partnership and the payment of funds by such subsidiaries and the Agrium Partnership to Agrium Inc. in the form of loans, dividends or otherwise. Our subsidiaries and the Agrium Partnership have no obligation, contingent or otherwise, to pay amounts due pursuant to the Debt Securities or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to Agrium Inc. by its subsidiaries and the Agrium Partnership may be subject to statutory or contractual restrictions (including requirements to maintain minimum levels of working capital and other assets), are contingent upon the earnings of those subsidiaries and the Agrium Partnership and are subject to various business and other considerations.
          There can be no assurance as to the liquidity of the trading market for the Debt Securities or that a trading market for the Debt Securities will develop.
      Prior to an offering of Debt Securities, there will be no public market for the Debt Securities. There can be no assurance that an active trading market for the Debt Securities will develop or be sustained. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the Debt Securities may be sold and purchasers may not be able to resell Debt Securities purchased under this prospectus and the relevant prospectus supplement. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation.
          Credit ratings may not reflect all risks of an investment in the Debt Securities and may change.
      Credit ratings may not reflect all risks associated with an investment in the Debt Securities. Any credit ratings applied to the Debt Securities are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the Debt Securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the Debt Securities. There is no assurance that any credit rating assigned to the Debt Securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

          Changes in interest rates may cause the value of the Debt Securities to decline.
      Prevailing interest rates will affect the market price or value of the Debt Securities. The market price or value of the Debt Securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.
          We may fail to realize anticipated benefits of acquisitions.
      We make acquisitions of businesses and assets in the ordinary course of business. Achieving the benefits of any acquisition depends in part on successfully retaining key employees and customer relationships and integrating operations and procedures in a timely and efficient manner. Such integration may require substantial management effort, time and resources, may divert management’s focus from other strategic opportunities and operational matters and ultimately we may fail to realize anticipated benefits of acquisitions.
      In February 2006 we acquired Royster-Clark. While we have begun to integrate Royster-Clark’s operations and assets into our existing business, there can be no assurance that we will realize all or any of the anticipated benefits of such acquisition, including any of the anticipated operational synergies from such acquisition, that we will be successful in integrating the Royster-Clark retail distribution system with our existing retail operations and assets or that we will be successful in integrating the Royster-Clark supply chain management processes with our similar processes.
AGRIUM
      We are a publicly-traded major retailer of agricultural products and services in the United States, Argentina and Chile and a global producer and wholesale marketer of nutrients for agricultural and industrial markets. In early 2006, we acquired two additional businesses as discussed under “Recent Developments”, including Royster-Clark which had net sales in 2005 of approximately $1.2 billion.
Our Retail Business
      We acquired Royster-Clark in February 2006. Royster-Clark owns and operates approximately 250 retail farm centers, 30 seed processing, fertilizer granulation and fertilizer blending facilities, and operates approximately 70 owned or leased storage warehouses and distribution terminals with combined storage capacity exceeding one million tonnes. Royster-Clark operates a small nitrogen upgrading facility, which supplies nitrogen fertilizers to its retail distribution business, third-party retailers and industrial customers.
      As a result of our recent acquisitions, we currently own and operate approximately 500 retail centers in 31 states across the United States, Argentina and Chile with significant associated storage and distribution.
North America Wholesale Operating Segment
      Nitrogen-based fertilizers are produced in Alberta, Canada at five plants at Carseland, Fort Saskatchewan, Joffre, Redwater and Standard/ Granum. In the U.S., we own and operate four nitrogen-based fertilizer production plants at Borger, Texas, Kenai, Alaska, Kennewick, Washington and West Sacramento, California. Sulphur and phosphate-based fertilizers are produced at the Redwater plant located in Alberta, Canada and at one phosphate-based fertilizer production facility located in Conda, Idaho, U.S. We have two phosphate rock mines, which supply the plants at Redwater, Alberta and Conda, Idaho.
      We own and operate a potash mine and production facility at Vanscoy, Saskatchewan, Canada, and a micronutrient facility at Reese, Michigan, U.S.
      We have an extensive storage and wholesale distribution network serving Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the U.S.

South America Wholesale Operating Segment
      We are a 50 percent participant in the Profertil S.A. joint venture that owns and operates a world scale nitrogen-based fertilizer plant in Bahia Blanca, Argentina.
RECENT DEVELOPMENTS
Sale of East Dubuque Nitrogen Facility
      On April 26, 2006, Rentech Inc. completed the purchase of Royster-Clark Nitrogen, Inc. from Royster-Clark, Inc., our wholly-owned subsidiary, for approximately $70 million. The sale includes the East Dubuque nitrogen facility and associated working capital acquired at closing. Concurrent with the sale we also entered into a 10-year distribution agreement relating to the sale of ammonia products manufactured at the plant. We used the proceeds from the sale to repay a portion of the outstanding indebtedness under our Credit Facilities.
Amendment to Credit Facilities
      Effective April 10, 2006, we amended our three-year syndicated revolving unsecured credit facilities (the “Credit Facilities”) to, amongst other changes, increase our permitted borrowings. Under the terms of the amended credit agreement, Agrium Inc. and Agrium U.S. Inc. may borrow up to U.S.$400 million and U.S.$200 million, respectively.
Acquisition of Royster-Clark
      On February 9, 2006, we acquired 98.68 percent of the income deposit securities (“IDSs”) of Royster-Clark Ltd. and Royster-Clark ULC. Each IDS consisted of one common share of Royster-Clark Ltd. and Cdn.$6.0832 principal amount of 14.0 percent subordinated notes of Royster-Clark ULC (“14.0% Notes”). The remaining 1.32 percent of the common shares of Royster-Clark Ltd. were acquired by us March 6, 2006 pursuant to the compulsory acquisition procedures of the Business Corporations Act (Ontario). Subsequent to February 9, 2006, we acquired Cdn.$20 million principal amount of the remaining outstanding 14.0% Notes (of which Cdn.$18 million were subordinated notes issued separately from and which did not form part of the IDSs). We paid $528 million including transaction and integration costs for these interests in Royster-Clark.
Acquisition of Nu-Gro
      On January 25, 2006, we completed a U.S.$86 million acquisition of Nu-Gro’s fertilizer technology and Canadian professional products businesses from subsidiaries of Spectrum Brands Inc. (“Spectrum”) pursuant to the terms of a share purchase agreement dated November 22, 2005. This acquisition provides us with: (a) new products in the controlled release and professional products markets that complement existing product lines in these markets; (b) strong customer relationships based on the Nu-Gro brand; and (c) four production facilities and the Nu-Gro head office in Brantford, Ontario. As part of this transaction, we entered into a multi-year supply arrangement with Spectrum to supply Spectrum’s Consumer Business.
CONSOLIDATED CAPITALIZATION
      Since March 31, 2006, there have been no material changes in our share and loan capital other than our offer for and repayment of approximately Cdn. $20.0 million principal amount of 14.0% Notes at a cost of approximately Cdn. $30.3 million.

INTEREST COVERAGE RATIOS
      The following interest coverage ratios for Agrium are calculated on a consolidated basis for the twelve month periods ended December 31, 2005 and March 31, 2006 and are based on audited financial information, in the case of December 31, 2005, and unaudited financial information, in the case of March 31, 2006. The coverage ratios set out below do not give effect to the issue of any Debt Securities pursuant to this prospectus since the aggregate principal amount of Debt Securities that will be issued hereunder and the terms of issue are not presently known. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future period.

	December 31, 2005	March 31, 2006

Interest coverage on long-term debt(1)(2)(3)	10.83	9.27

Notes:

(1)	Interest coverage on long-term debt is equal to our consolidated net income before interest expense on long-term debt and income taxes divided by our interest expense on long-term debt for the relevant period, adjusted to give effect to the approximately Cdn.$27.0 million principal amount of 14.0% Notes which became part of our consolidated indebtedness upon our acquisition of Royster-Clark on February 9, 2006, as further adjusted to reflect our March 7, 2006 offer for the then outstanding 14.0% Notes at an offer price of Cdn.$9.20 per Cdn.$6.0832 principal amount of 14.0% Notes pursuant to which we repaid approximately Cdn.$20.0 million principal amount of 14.0% Notes subsequent to March 31, 2006, as if such transactions occurred on January 1, 2005. See “Recent Developments — Acquisition of Royster-Clark” and “Consolidated Capitalization”.

(2)	The pro forma interest coverage ratio calculated using our pro forma statement of operations set forth in our BAR incorporated by reference herein was 11.24 for the twelve-month period ended December 31, 2005.

(3)	The interest coverage ratios have been calculated excluding the carrying charges for the $30 million in debt securities reflected as current liabilities in our consolidated balance sheets as at December 31, 2005 and March 31, 2006 and the interest expense for the $5 million and $351 million of indebtedness under our Credit Facilities as at December 31, 2005 and March 31, 2006, respectively. If such debt obligations had been classified in their entirety as long-term debt for purposes of calculating the interest coverage ratios, the entire amount of the annual carrying charges and interest expense for such debt obligations would have been reflected in the calculation of our interest obligations and the interest coverage ratios for the twelve-month periods ended December 31, 2005 and March 31, 2006 would have been 10.38 and 8.49.

CREDIT RATINGS
      Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.
      There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.
      The credit ratings afforded our debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.
      The following table sets out ratings we have received in respect of our outstanding debt securities from the ratings agencies as of December 31, 2005, which ratings and ratings outlook remain unchanged as at the date of this prospectus. The ratings for any particular series of Debt Securities will be set out in the prospectus supplement relating to such securities.

Dominion Bond
	Moody’s Investor Service	Standard & Poor’s	Rating Service

Senior Unsecured Notes and Debentures	Baa2	BBB	BBB
Ratings Outlook	Stable	Stable	Stable
      A description of the rating categories of each of the rating agencies in the table above is set out below.
      Moody’s Investors Service (“Moody’s”)
      The Baa2 rating assigned to our senior unsecured notes and debentures is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from 1 to 3 on its long-term debt ratings from Aa to Caa, which indicate where the obligation ranks in its ranking category, with 1 being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
      Moody’s also assigned a stable outlook to the ratings, which is Moody’s opinion regarding the likely direction of a rating over the medium term.
      Standard & Poor’s (“S&P”)
      The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issuers of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
      S&P uses “+” or “-” designations to indicate the relative standing of securities within a particular rating category.
      S&P also assigned a stable outlook to the ratings, which is S&P’s assessment of the potential direction of the rating over the intermediate term.
      Dominion Bond Rating Service (“DBRS”)
      The BBB rating assigned to our senior unsecured notes and debentures is the fourth highest of ten rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that our rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.
      DBRS also assigned a stable outlook to the ratings, which provides DBRS’ opinion regarding the outlook of the ratings.
DESCRIPTION OF DEBT SECURITIES
      In this section only, “we”, “us”, “our” or “Agrium” refer only to Agrium Inc. without any of its subsidiaries or the Agrium Partnership through which it operates.
      The Debt Securities will be issued under an indenture (the “Indenture”) to be entered into between Agrium and a trustee qualified for such purposes under applicable laws (the “Trustee”). The Indenture will be subject to and governed by the Canada Business Corporations Act and, consequently, will be exempt from certain provisions of the United States Trust Indenture Act of 1939, as amended, by virtue of Rule 4d-9 thereunder. The securities of any series issued under the Indenture, including any series of Debt Securities issued pursuant to an applicable prospectus supplement, are referred to in this prospectus as “Securities”.
      The terms and conditions applicable to a series of Debt Securities will be contained in the officers’ certificate or supplemental indenture for the specific Debt Securities and the applicable prospectus supplement.
      A copy of the form of Indenture is filed as an exhibit to the registration statement on Form F-9 with respect to the Debt Securities. The following is a summary only of important provisions and definitions of the Indenture and the Debt Securities which describes certain general terms and provisions of the Debt Securities and is not intended to be complete. Statements in this summary are qualified in their entirety by, and subject to, the provisions of the Indenture. We urge you to review the Indenture carefully before making a decision to purchase any Debt Securities because it is the Indenture, and not this summary, that governs your rights as a holder of our Debt Securities. See “Where You Can Find More Information” for details concerning how you may obtain a copy of the registration statement, including the form of Indenture filed as an exhibit thereto.
General
      The Indenture does not limit the aggregate principal amount of Securities that we may issue under the Indenture. The Indenture provides that Securities may be issued from time to time in one or more series and may be denominated in U.S. dollars or any foreign currency. Specific Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a currency other than U.S. dollars will be described in the prospectus supplement relating to any offering of securities denominated in a currency other than U.S. dollars. The Debt Securities offered pursuant to this prospectus will be issued in an aggregate principal amount of up to U.S.$500,000,000, or if any Debt Securities are offered at an original issue discount, such greater amount as shall result in an aggregate offering price of up to U.S.$500,000,000, or the equivalent in other currencies. Unless otherwise provided in the applicable prospectus supplement, a series of Debt Securities may be reopened for issuance of additional Debt Securities of such series.
      The applicable prospectus supplement will set forth the specific terms of a series of Debt Securities being offered by us and may include any or all of the following:

(a)	the specific designation of the Debt Securities of such series;

(b)	any limit upon the aggregate principal amount of the Debt Securities of such series;

(c)	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of the Debt Securities of such series will be payable;

(d)	the rate or rates at which the Debt Securities of such series will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue, or the method by which such date or dates will be determined and on which such interest will be payable and the regular record date, if any, for the payment of interest on Debt Securities of a series in registered form, or the method by which such date or dates will be determined, and the basis upon which interest shall be calculated if other than on the basis of a 360-day year of twelve 30 day months;

(e)	the place or places, if any, other than the office of an affiliate of the Trustee, where the principal of (and premium, if any, on) and any interest on the Debt Securities of a series will be payable and where Debt Securities in registered form may be surrendered for registration of transfer and where Debt Securities may be surrendered for exchange and, if different than the location specified in the Indenture, the place or places where notices or demands to or upon us in respect of the Debt Securities of a series and the Indenture may be served;

(f)	the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which the Debt Securities of a series may be redeemed, in whole or in part, at our option if we are to have that option;

(g)	our obligation, if any, to redeem, repay or purchase Debt Securities of a series pursuant to any sinking fund provision or at the option of the holder, and the period or periods within which, the price or prices at which, the currency in which, and other terms and conditions upon which Debt Securities of a series will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

(h)	if other than denominations of $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities of a series will be issuable and, if other than denominations of $5,000, the denomination or denominations in which any bearer Debt Securities of a series will be issuable;

(i)	if other than the Trustee, the identity of each security registrar and/or paying agent;

(j)	if other than the principal amount thereof, the portion of the principal amount of Debt Securities of a series that will be payable upon acceleration of the maturity thereof upon the occurrence of an event of default or the method by which such portion shall be determined;

(k)	if other than U.S. dollars, the currency in which payment of the principal (and premium, if any, on) or interest, if any, on the Debt Securities of a series shall be payable or in which the Debt Securities of a series shall be denominated and the particular provisions applicable thereto;

(l)	whether the amount of payments of principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series may be determined with reference to an index, formula or other method, and the manner in which such amounts shall be determined;

(m)	whether the principal of (and premium, if any, on) or interest, if any, on the Debt Securities of a series are to be payable, at our election or at the election of a holder thereof, in a currency other than that in which the Debt Securities of a series are denominated or stated to be payable, the period or periods within which and the terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in which the Debt Securities of a series are denominated or stated to be payable and the currency in which such Debt Securities of a series are to be so payable;

(n)	the designation of the initial exchange rate agent for a series of Debt Securities, if any;

(o)	any provisions in modification of, in addition to or in lieu of the defeasance provisions set forth in the Indenture that shall be applicable to the Debt Securities of a series;

(p)	any provisions granting special rights to the holders of Debt Securities of a series upon the occurrence of such events as may be specified;

(q)	any deletions from, modifications of or additions to the events of default or any of our covenants with respect to the Debt Securities of a series;

(r)	whether Debt Securities of a series are to be issued as registered securities, bearer securities (with or without coupons) or both; whether any Debt Securities of a series are to be issued in global form and, if so, the identity of the initial depository thereof;

(s)	the date as of which any bearer Debt Securities of a series and any temporary global Debt Security representing outstanding Debt Securities of a series will be dated;

(t)	the person to whom any interest on registered Debt Securities of a series shall be payable, if other than the person in whose name the Debt Security is registered at the close of business on the regular record date for such interest and the manner in which, or the person to whom, interest on any bearer Debt Securities of a series shall be payable;

(u)	if Debt Securities of a series are to be issuable in definitive form only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and/or terms of such certificates, documents or conditions;

(v)	if the Debt Securities of a series are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

(w)	if other than described herein, whether and under what circumstances we will pay additional amounts on the Debt Securities of a series in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such Debt Securities rather than pay such additional amounts; and

(x)	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) relating to the Debt Securities of a series.
      We reserve the right to set forth in a prospectus supplement specific terms of the Debt Securities that are not within the parameters set forth in this prospectus. In addition, to the extent that any particular terms of the Debt Securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of the differing terms set forth in such prospectus supplement with respect to such Debt Securities.
Ranking
      Unless otherwise indicated in any applicable prospectus supplement, the Debt Securities will be our unsecured obligations and will rank pari passu as to priority of payment with all of our other outstanding unsecured and unsubordinated debt. We are a holding company that conducts our business through subsidiaries and the Agrium Partnership. Accordingly, the Debt Securities will be effectively subordinated to all existing and future liabilities, including trade payables, of our subsidiaries and the Agrium Partnership. See “Risk Factors — The Debt Securities will be effectively subordinated to certain indebtedness of our subsidiaries and the Agrium Partnership”.
      Unless otherwise specified in the applicable prospectus supplement, other than the restriction on liens and sale and leaseback transactions set forth in the Indenture and described below, the Indenture does not contain any covenants or other provisions designed to afford holders of Debt Securities protection in the event of a highly leveraged transaction involving us or any of our subsidiaries.
Form, Exchange and Transfer
      A series of Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered and bearer securities. The Indenture also provides that a series of Debt Securities may be issuable in global form.

      A prospectus supplement may indicate the places to register a transfer of Debt Securities. No service charge will be made for any registration of transfer or exchange of Securities, but we may, in certain circumstances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.
      We shall not be required to:

(a)	issue, register the transfer of or exchange any series of our Debt Securities during a period beginning at the opening of business 15 days before any selection for redemption of securities of that series and ending at the close of business on (i) if the series of our Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (ii) if the series of our Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of our Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

(b)	register the transfer of or exchange any registered Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any registered Debt Security being redeemed in part;

(c)	exchange any bearer Debt Security selected for redemption, except that, to the extent provided with respect to such bearer Debt Security, such bearer security may be exchanged for a registered Debt Security of that series and like tenor, provided that such registered Debt Security shall be simultaneously surrendered for redemption; or

(d)	issue, register the transfer of or exchange any of our Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.
Payment
      Unless otherwise indicated in the applicable prospectus supplement, payment of principal of (and premium, if any, and interest, if any, on) our Debt Securities will be made at the office or agency of the Trustee.
      Unless otherwise indicated in the applicable prospectus supplement, payment of any interest will be made to the persons in whose name our Debt Securities are registered at the close of business on the day or days specified by us.
Global Securities
      A series of our Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for our debt securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.
      The specific terms of the depositary arrangement with respect to any portion of a particular series of our Debt Securities to be represented by a global security may be described in a prospectus supplement relating to such series. We anticipate that the following provisions will apply to all depositary arrangements.
      Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of our Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of our Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require that certain purchasers of securities have the ability to take physical delivery of such Debt Securities in definitive form.
      So long as the depositary for a global security, or its nominee, is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Unless otherwise specified in the applicable prospectus supplement for a series of Debt Securities, owners of beneficial interests in a global security will not be entitled to have a series of our Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of our Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.
      Any payments of principal, premium, if any, and interest on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. Neither we, the Trustee nor any paying agent for our Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.
      We expect that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.
Certain Definitions
      Set forth below is a summary of certain of the defined terms used in the Indenture. We urge you to read the Indenture for the full definition of all such terms.
      “Attributable Debt” means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.
      “Consolidated Net Tangible Assets” means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (i) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (iii) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries, all as set forth on the most recent balance sheet of us and our consolidated Subsidiaries (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with Canadian generally accepted accounting principles.
      “Debt” means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations Incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every capital lease obligation of such Person determined in accordance with Canadian generally accepted accounting principles, and (vi) every obligation of the type referred to in the foregoing clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or secured or is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise.
      “Incur” means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise) assume, secure, guarantee or otherwise become liable in respect of such Debt or other obligation or the recording, as required pursuant to Canadian generally accepted accounting principles, or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and “Incurrence” and “Incurred” shall have meanings correlative to the foregoing); provided, however, that a change in Canadian generally accepted account principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt.
      “Person” means any individual, corporation, partnership, association, trust, or any other entity or organization, including a government or any agency or political subdivision or instrumentality thereof.
      “Sale/Leaseback Transaction” means any arrangement with any Person providing for the leasing by us or any Subsidiary of ours, for a period of more than 12 months, of any real or personal property with a gross book value (without reduction of any reserve for depreciation) on the date of determination in excess of $1 million, which property has been or is to be sold or transferred by us or such Subsidiary to such Person in contemplation of such leasing.
      “Shareholders’ Equity” means, at any date, the aggregate of the dollar amount of our outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any foreign exchange translation adjustment, all as set forth in our most recent audited consolidated balance sheet.
      “Significant Subsidiary” of a Person means a Subsidiary of such Person that constitutes a “significant subsidiary” as defined in Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended.
      “Subsidiary” of a Person means (i) any corporation, association, or other business entity (other than a partnership) more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, “securities having ordinary voting power” means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

Covenants
Limitation on Liens
      The Indenture provides that we will not, and will not permit any Subsidiary of ours to Incur any Debt if such Debt is secured by a mortgage, pledge, security interest or lien (a “mortgage” or “mortgages”) upon any assets of ours or of any Subsidiary of ours, without in any such case effectively providing that the Securities shall be secured equally and ratably with (or prior to) such Debt provided, however, that the foregoing restrictions shall not apply to:

(a)	mortgages existing on the date the Securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

(b)	mortgages on any property acquired or constructed by us or any Subsidiary of ours after the date of the Indenture that are created or assumed contemporaneously with or within 180 days after such acquisition or construction to secure or provide for the payment of all or part of the purchase price or cost of construction thereof (or to secure any Debt Incurred by us or a Subsidiary of ours for the purpose of financing all or a part of the purchase price or cost of construction thereof or of improvements thereon);

(c)	existing mortgages on property acquired (including mortgages on any property acquired from a Person that is consolidated or amalgamated with or merged with or into us or a Subsidiary of ours) or mortgages outstanding at the time any Person becomes a Subsidiary of ours that are not incurred in connection with such entity becoming a Subsidiary of ours;

(d)	mortgages in favour of us or any Subsidiary of ours;

(e)	mortgages on any property in favour of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute;

(f)	any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in any foregoing clause (a), (b), (c), (d) or (e) provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property); and

(g)	any mortgage which would otherwise be subject to the foregoing restrictions; provided, however, that the aggregate principal amount of the Debt so secured, together with the aggregate principal amount of other Debt secured by mortgages then outstanding (excluding Debt secured by mortgages permitted under the foregoing exceptions) and the Attributable Debt in respect of all Sale/Leaseback Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale/Leaseback Transactions the proceeds of which are applied to the prepayment of outstanding Securities or other Debt of ours as set forth below under “Limitation on Sale/Leaseback Transactions”) would not then exceed 15% of Consolidated Net Tangible Assets.
Limitation on Sale/Leaseback Transactions
      The Indenture provides that we will not, and will not permit any Subsidiary of ours to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Subsidiary of ours) unless:

(a)	at the time of entering into such Sale/Leaseback Transaction, we or such Subsidiary would be entitled to Incur Debt, in a principal amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction, secured by a mortgage on a property subject to such Sale/Leaseback Transaction, pursuant to the provision of the covenant described under

“Limitation on Liens” without equally and ratably securing the Securities pursuant to such provisions;

(b)	after the date on which Securities are first issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Subsidiary shall have expended for property used or to be used in the ordinary course of business of us or such Subsidiary (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

(c)	during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of Securities or any Debt of ours (other than Securities or Debt that is held by us or any Subsidiary of ours or Debt of ours that is subordinate in right of payment to the Securities) an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount expended by us as set forth in clause (b) above), less an amount equal to the principal amount of such Securities and Debt voluntarily defeased or retired by us within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by us or any Subsidiary of ours during such period.

Consolidation, Merger and Sale of Assets
      The Indenture provides that we may not amalgamate or consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets, on a consolidated basis, to any Person unless (i) either we are the continuing corporation or such corporation or Person assumes by supplemental indenture all of our obligations under the Indenture (including the Debt Securities), (ii) immediately after the transaction no default or event of default shall exist, (iii) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or of the United States of America, any state thereof or the District of Columbia and (iv) we or such Person shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such amalgamation, consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with the relevant provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been complied with. In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of ours or any Subsidiary would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under “Limitation on Liens” above without equally and ratably securing the Securities or unless the Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance.
Discharge, Defeasance and Covenant Defeasance
      Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, we will be discharged from any and all obligations in respect of any of the Securities outstanding thereunder (except with respect to the authentication, transfer, exchange or replacement of such Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture), upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Securities of such series (“Defeasance”). Such trust may only be established if among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of outstanding Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such Defeasance and will be subject to United State federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of Securities include holders who are not resident in Canada);

(c)	no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or be continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.
      We may exercise our Defeasance option notwithstanding a prior exercise of the Covenant Defeasance option described in the following paragraph if we meet the conditions described in the preceding sentence at the time we exercise the Defeasance option.
      Unless otherwise indicated in the applicable prospectus supplement, the Indenture provides that, at our option, unless and until we have exercised our Defeasance option described in the preceding paragraph, we may be released with respect to the Securities, from the “Limitation on Liens” covenant, the “Limitation on Sale/Leaseback Transactions” covenant, the “Consolidation, Merger and Sale of Assets” covenant and certain other covenants, and such omission shall not be deemed to be an event of default under the Indenture and the Securities outstanding thereunder upon irrevocable deposit with the Trustee, in trust, of money and/or government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and each instalment of interest and any mandatory sinking fund payments or analogous payments on the outstanding Securities of such series (“Covenant Defeasance”). If we exercise the Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

(a)	we have delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of outstanding Securities will not recognize income, gain or loss of United States federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(b)	we have delivered to the Trustee an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of outstanding Securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the Securities include holders who are not resident in Canada);

(c)	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred or he continuing;

(d)	we are not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada);

(e)	we have delivered to the Trustee an opinion of counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the United States Investment Company Act of 1940, as amended; and

(f)	other customary conditions precedent are satisfied.
Events of Default
      The Indenture provides that the following shall constitute events of default with respect to Securities of any series:

(a)	default in the payment of any interest or Additional Amounts (as defined below) on any Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or any premium on) any Security of that series at its maturity;

(c)	default in the deposit of any sinking fund payment when the same becomes due by the terms of the Securities of that series;

(d)	breach or default in the performance of any covenant or agreement of ours in the Indenture, which continues for 60 days after written notice to us by the Trustee or to us and the Trustee by the holders of at least 25% in principal amount of all outstanding Securities affected thereby;

(e)	acceleration of or any failure to pay at final maturity any Debt of ours or any Subsidiary of ours in an aggregate amount in excess of the greater of $50 million or 5% of our Shareholders’ Equity;

(f)	certain events in bankruptcy, insolvency or reorganization of us or any Subsidiary of ours which constitutes a Significant Subsidiary; and

(g)	any other events of default provided with respect to the Securities of that series.
      If an event of default described in clause (a), (b) or (c) above occurs and is continuing with respect to Securities of any series, then in every such case the Trustee or the holders of not less than 25% in principal amount of outstanding Securities of that series may declare the principal amount (or, if the Securities of that series are original issue discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.
      If an event of default described in clause (d) or (g) above occurs and is continuing with respect to Securities of one or more series, then in every such case the Trustee or the holders of not less than 25% in principal amount of the outstanding Securities of all series affected thereby (as one class) may declare the principal amount (or, if any of the Securities of such affected series are original issue discount Securities or indexed Securities, such portion of the principal amount as may be specified in the terms of such affected series) of all the outstanding Securities of such affected series and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.
      If an event of default described in clause (e) or (f) above occurs and is continuing, then in every such case the Trustee or the holders of not less than 25% in principal amount of all outstanding Securities (as one class) may declare the principal amount (or, if the Securities of any series are original issue discount Securities or indexed Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Securities and all interest thereon to be due and payable immediately, by notice in writing to us (and to the Trustee if given by holders), and upon any such declaration the same shall become immediately due and payable.
      However, at any time after a declaration of acceleration with respect to the outstanding Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Securities of such series, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such acceleration.
      The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee shall be under no obligation to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for indemnification of the Trustee and certain other limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of all series affected by such event of default.
      No holder of a Security of any series will have any right to institute any proceedings with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (a) such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Securities of that series, (b) the holders of at least 25% in principal amount of the outstanding Securities of all series affected by such event of default (as one class) have made written request, and such holder or holders have offered reasonable indemnity to the Trustee to institute such proceedings as trustee and (c) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Securities of all series affected by such event of default (as one class) a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by the holder of a Security for the enforcement of payment of the principal of or any premium or interest on such Security on or after the applicable due date specified in such Security.
      We will be required to furnish to the Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.
Additional Amounts
      All payments made by us under or with respect to the Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter “Taxes”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Securities, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder (such holder, an “Excluded holder”) (i) with which we do not deal at arm’s length (within the meaning of the Income Tax Act(Canada)) at the time of making such payment, or (ii) which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding of Securities or the receipt of payments thereunder. We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the holders of the Securities, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each holder (other than an Excluded holder) and upon written request reimburse each such holder for the amount of (i) any Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Securities, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Taxes imposed with respect to any reimbursement under (i) or (ii), but excluding any such Taxes on such holder’s net income.
      At least 30 days prior to each date on which any payment under or with respect to the Securities is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an officers’ certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to holders on the payment date. Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
Modification of the Indenture and Waiver
      Modification and amendment of the Indenture may be made by us and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Securities of all series affected by such modification or amendment (as one class); provided that no such modification or amendment may, without the consent of the holder of each outstanding Security of such affected series: (i) change the stated maturity of the principal of (and premium, if any), or any instalment of interest on, such outstanding Security; (ii) reduce the principal of (and premium, if any), or any instalment of interest on, such outstanding Security; (iii) reduce the amount of the principal of such outstanding Security payable upon the acceleration of the maturity thereof; (iv) change the place or currency of payment of principal of, or the premium, if any, or interest on, such outstanding Security; (v) impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof; (vi) reduce the percentage of outstanding Securities of such series necessary to modify or amend the Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or (vii) modify the foregoing requirements or reduce the percentage of outstanding Securities necessary to waive any past default or covenants except as otherwise specified.
      The holders of a majority in principal amount of the outstanding Securities of any series, on behalf of all holders of outstanding Securities of such series, may waive compliance by us with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in principal amount of outstanding Securities of all series with respect to which an event of default shall have occurred and be continuing, on behalf of the holders of all outstanding Securities such series, may waive such event of default, except a default in the payment of principal, premium or interest.

Provision of Financial Information
      We shall file with the Trustee and transmit by mail to all holders of Securities, as their names and addresses appear in the security register, within 15 days after we file them with the SEC, copies of our annual report and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rule and regulation prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we shall continue to file with the SEC and provide the Trustee and holders of Securities (a) within 140 days after the end of each fiscal year, annual reports on Form 20-F or 40-F as applicable (or any successor form), containing the information required to be contained therein (or required in such successor form); and (b) within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities so listed. Each of such reports will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles, provided, however, that we shall not be so obligated to file such reports with the SEC if the SEC does not permit such filings.
Governing Law
      The Indenture is and the Debt Securities will be governed by the laws of the State of New York.
Consent to Service
      Under the Indenture, we irrevocably appoint CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as our agent for service of process in any suit, action or proceeding arising out of or relating to the Indenture and the Debt Securities and for actions brought under United States federal or state securities laws in any federal or state court located in the City of New York and submits to such jurisdiction.
CERTAIN INCOME TAX CONSIDERATIONS
      The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor of acquiring any Debt Securities offered thereunder, including, for investors who are non-residents of Canada, whether the payments of principal and interest on the Debt Securities will be subject to Canadian non-resident withholding tax.
      The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any Debt Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

PLAN OF DISTRIBUTION
      We may offer and sell Debt Securities to or through one or more underwriters or dealers purchasing as principals, and may also sell Debt Securities to one or more purchasers directly or through agents. Underwriters may sell Debt Securities to or through dealers. Debt Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Debt Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary as between purchasers and during the period of distribution. If Debt Securities are offered on a non-fixed price basis, the underwriters’ compensation will be increased or decreased by the amount by which the aggregate price paid for Debt Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters to us.
      In connection with the sales of Debt Securities, underwriters may receive compensation from us in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions under the United States Securities Act of 1933. Any such underwriter or agent will be identified, and any such compensation will be described in the applicable prospectus supplement.
      A prospectus supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of a particular series or issue of Debt Securities, and will also set forth the specific terms of the offering, including the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to us and any fees or commissions payable to the underwriters, dealers or agents.
      Under agreements which we may enter into, underwriters, dealers and agents who participate in the distribution of Debt Securities may be entitled to indemnification from us against certain liabilities, including liabilities arising out of any misrepresentation in this prospectus or the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by the underwriters, dealers or agents who participate in the offering of Debt Securities.
      In connection with any offering of Debt Securities, the underwriters, dealers or agents may over allot or effect transactions intended to fix or stabilize the market price of such Debt Securities at a level above that which might otherwise prevail in the open market. Transactions may be begun or interrupted at any time during the distribution. Each series or issue of Debt Securities will be a new issue of securities with no established market for trading. Unless otherwise indicated in the applicable prospectus supplement, we do not intend to list any of the Debt Securities on a national securities exchange. Any underwriters, dealers or agents to or through which Debt Securities are sold by us for public offering and sale may make a market in such Debt Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given that a market for trading in Debt Securities of any series or issue will develop or as to the liquidity of any such market for Debt Securities, whether or not the Debt Securities of any series are listed on a national securities exchange.
USE OF PROCEEDS
      Unless otherwise specified in a prospectus supplement, the net proceeds to us resulting from the issuance of Debt Securities will be used by us to reduce our outstanding indebtedness, to finance our capital expenditures and investments or for general corporate purposes. All expenses relating to an offering of Debt Securities and any compensation paid to underwriters, dealers or agents, will be paid out of our general funds. From time to time, we may issue debt securities and incur additional indebtedness other than through the issue of Debt Securities pursuant to this prospectus.

LEGAL MATTERS
      Unless otherwise indicated in a prospectus supplement, certain legal matters relating to Canadian law in connection with the issuance of Debt Securities will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada and certain legal matters in connection with the issuance of Debt Securities relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As of the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities of any class.
EXPERTS
      Our consolidated financial statements as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005 incorporated by reference into this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 22, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
      The financial statements of Royster-Clark as at December 31, 2005 and for the period January 24, 2005 (inception) to December 31, 2005 incorporated by reference into this prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated March 28, 2006 and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.
      For information regarding our independent chartered accountants, see “Interests of Experts” in our AIF. KPMG LLP has confirmed that it is independent with respect to Royster-Clark in accordance with the rules of professional conduct in Ontario.
      With respect to our pro forma consolidated balance sheet as at December 31, 2005 and our pro forma consolidated statement of operations for the year ended December 31, 2005, incorporated by reference herein, KPMG LLP have reported that they applied limited procedures in accordance with Canadian professional standards for preparation of a compilation report. However, their separate “Comments for United States readers on differences between Canadian and United States reporting standards” included in the Form F-9 relating to the Debt Securities that we filed with the SEC that is related to their compilation report included in the BAR incorporated by reference herein states that they are unable to express any opinion in accordance with standards of reporting generally accepted in the United States with respect to the compilation of the accompanying unaudited pro forma financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. KPMG LLP are not subject to the liability provisions of section 11 of the Securities Act of 1933 for their report on the pro forma financial information and the related comments for the United States readers on differences between Canadian and United States reporting standards because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act of 1933.

AUDITORS’ CONSENT
The Board of Directors
Agrium Inc.
      We have read the preliminary short form prospectus of Agrium Inc. (the “Corporation”) dated May 10, 2006 relating to the offering of Debt Securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. Our report is dated February 22, 2006.
(signed) KPMG LLP
Chartered Accountants
Calgary, Canada
May 10, 2006
AUDITORS’ CONSENT
The Board of Directors
Royster-Clark Ltd.
      We have read the preliminary short form prospectus of Agrium Inc. (the “Corporation”) dated May 10, 2006 relating to the offering of Debt Securities of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors of Royster-Clark Ltd. on the consolidated balance sheet of Royster-Clark Ltd. and subsidiaries as at December 31, 2005 and the consolidated statements of operations and accumulated deficit and cash flows for the period January 24, 2005 (inception) to December 31, 2005. Our report is dated March 28, 2006.
(signed) KPMG LLP
Certified Public Accountants
Norfolk, Virginia, U.S.A.
May 10, 2006

PART II
INFORMATION NOT REQUIRED TO BE
DELIVERED TO OFFEREES OR PURCHASERS
Indemnification of Directors and Officers
     Section 124 of the Canada Business Corporations Act and Section 3.11 of the Registrant’s By-laws provide for indemnification of directors and officers of the Corporation.
Section 124 of the Canada Business Corporations Act provides as follows:
124. (1) Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.
(2) Advance of Costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfill the conditions of subsection (3).
(3) Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual
(a)	acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
(4) Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual’s association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).
(5) Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual’s association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity
(a)	was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

(b)	fulfills the conditions set out in subsection (3).
(6)  Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual
(a)	in the individual’s capacity as a director or officer of the corporation; or

(b)	in the individual’s capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation’s request.
(7)  Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.
(8)  Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.
(9)  Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.
Section 3.11 of the By-laws of the Registrant contains the following provisions with respect to indemnification of the Registrant’s directors and officers with respect to certain insurance maintained by the Registrant with respect to its indemnification obligations:
     Section 3.11 Indemnity and Insurance — Subject to the limitations contained in the Canada Business Corporations Act but without limit to the right of the Corporation to indemnify any person under the Canada Business Corporations Act or otherwise, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or a director of officer of such body corporate, if:
(a)	he acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.
     Subject to the limitations contained in the Canada Business Corporations Act, the Corporation may purchase, maintain or participate in such insurance for the benefit of such persons referred to in this Section as the Board may from time to time determine.
     The Corporation also has agreements with each director and officer to provide indemnification to the extent permitted under the Canada Business Corporations Act.
     The Corporation carries directors’ and officers’ liability insurance covering acts and omissions of the directors and officers of the Corporation and those of its controlled subsidiaries. The policy has a covering limit of U.S. $85 million in each policy year. The total actual and projected premiums paid by Agrium in 2005 were U.S. $827,250. The corporate policy provides for the Corporation to absorb a deductible amount of up to U.S. $1,000,000 on each loss depending on the nature of the loss.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS

Exhibit
Number	Description

4.1*	The Registrant’s Annual Information Form for the year ended December 31, 2005 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2006, Commission File No. 001-14460).

4.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 3, 2006, Commission File No. 001-14460).

4.3*	Consolidated Balance Sheets as at December 31, 2005 and 2004 and Consolidated Statements of Operations and Retained Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 3, 2006, Commission File No. 001-14460).

4.4*	The Registrant’s Management Proxy Circular dated March 14, 2006 relating to the annual general meeting of shareholders held on May 9, 2006 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on March 21, 2006, Commission File No. 001-14460).

4.5*	The Registrant’s Material Change Report dated February 17, 2006 with respect to the acquisition of Royster-Clark Ltd. and Royster-Clark ULC (collectively, “Royster-Clark”) (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on February 17, 2006, Commission File No. 001-14460).

4.6*	The Registrant’s Business Acquisition Report dated April 25, 2006 relating to the acquisition of Royster-Clark (incorporated by reference to the Registrant’s current Report on Form 6-K filed with the Commission on April 25, 2006, Commission File No. 001-14460).

4.7*	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference to the Consolidated Financial Statements as at December 31, 2005 and 2004 and for each of the years in the three-year period then ended (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 3, 2006, Commission File No. 001-14460).

4.8	Comments for United States Readers on Differences Between Canadian and United States Reporting Standards, dated May 10, 2006.

4.9*	The unaudited comparative consolidated financial statements of Agrium Inc. as at and for the three months ended March 31, 2006 and 2005 (incorporated by reference to Agrium Inc.’s Form 6-K filed with the Securities and Exchange Commission on May 5, 2006) (File No. 001-14460).

4.10*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2006 (incorporated by reference to Agrium Inc.’s Form 6-K filed with the Securities and Exchange Commission on May 5, 2006) (File No. 001-14460).

Exhibit
Number	Description

5.1	Consent of KPMG LLP regarding the audited financial statements of Agrium Inc.

5.2	Consent of KPMG LLP regarding the audited financial statements of Royster-Clark.

5.3	Awareness Letter of KPMG LLP, dated May 10, 2006.

6.1	Powers of Attorney (contained on the signature page of this Registration Statement).

7.1	Form of Indenture between the Corporation and J. P. Morgan Trust Company, N.A., as Trustee, relating to the Debt Securities.

7.2	Statement of Eligibility under the Trust Indenture Act of 1939 of J. P. Morgan Trust Company, N.A. on Form T-1.

*	Incorporated by reference or previously filed.

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Registration Statement on Form F-9 or to transactions in the debt securities offered from time to time after the effective date of such Registration Statement.
Item 2. Consent to Service of Process
(a) Concurrent with the filing of this Registration Statement on Form F-9, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.
(b) Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III - 1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on the 10th day of May, 2006.

AGRIUM INC.
(Registrant)

By:	/s/ Bruce G. Waterman

Name: Bruce G. Waterman
Title: Senior Vice President, Finance and Chief Financial Officer
POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael M. Wilson, President, Chief Executive Officer and Director of Agrium Inc. and Bruce G. Waterman, Senior Vice President, Finance and Chief Financial Officer of Agrium Inc., or either of them, his or her true and lawful attorneys-in-fact and agents, each of whom may act alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including post-effective amendments, and any and all additional registration statements (including amendments and post-effective amendments thereto) in connection with any increase in the amount of debt securities registered with the Securities and Exchange Commission, and to file the same, with all exhibits thereto, and other documents and in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
     This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 10th, 2006.

Signature	Title

/s/ Michael M. Wilson	President and Chief Executive Officer
Michael M. Wilson	(Principal Executive Officer) and Director

Signature	Title

/s/ Bruce G. Waterman	Senior Vice President, Finance and Chief Financial
Bruce G. Waterman	Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Frank W. Proto Frank W. Proto	Chairman of the Board of Directors

/s/ Neil Carragher Neil Carragher	Director

/s/ Ralph S. Cunningham Ralph S. Cunningham	Director

/s/ D. Grant Devine D. Grant Devine	Director

/s/ Germaine Gibara Germaine Gibara	Director

/s/ Russell K. Girling Russell K. Girling	Director

/s/ Susan A. Henry Susan A. Henry	Director

/s/ Russell J. Horner Russell J. Horner	Director

/s/ Frank W. King Frank W. King	Director

/s/ Harry G. Schaefer Harry G. Schaefer	Director

/s/ Victor J. Zaleschuk Victor J. Zaleschuk	Director

AUTHORIZED REPRESENTATIVE
     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Agrium Inc. in the United States, on May 10th, 2006.

AGRIUM U.S. INC.
Authorized representative in the United States

By:	/s/ Richard L. Gearheard

Name:	Richard L. Gearheard
Title:	Senior Vice President, Agrium Inc. and
President, Retail and President and
Chief Executive Officer of Agrium U.S. Inc.

EXHIBIT INDEX

Exhibit
Number	Description

4.1*	The Registrant’s Annual Information Form for the year ended December 31, 2005 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2006, Commission File No. 001-14460).

4.2*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2005 (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 3, 2006, Commission File No. 001-14460).

4.3*	Consolidated Balance Sheets as at December 31, 2005 and 2004 and Consolidated Statements of Operations and Retained Earnings and Cash Flows for each of the years in the three-year period ended December 31, 2005, together with the report of the auditors thereon (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 3, 2006, Commission File No. 001-14460).

4.4*	The Registrant’s Management Proxy Circular dated March 14, 2006 relating to the annual general meeting of shareholders held on May 9, 2006 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on March 21, 2006, Commission File No. 001-14460).

4.5*	The Registrant’s Material Change Report dated February 17, 2006 with respect to the acquisition of Royster-Clark Ltd. and Royster-Clark ULC (collectively, “Royster-Clark”) (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the Commission on February 17, 2006, Commission File No. 001-14460).

4.6*	The Registrant’s Business Acquisition Report dated April 25, 2006 relating to the acquisition of Royster-Clark (incorporated by reference to the Registrant’s current Report on Form 6-K filed with the Commission on April 25, 2006, Commission File No. 001-14460).

4.7*	Comments by Auditors for U.S. Readers on Canada — U.S. Reporting Difference to the Consolidated Financial Statements as at December 31, 2005 and 2004 and for each of the years in the three-year period then ended (incorporated by reference to the Registrant’s Annual Report on Form 40-F filed with the Commission on March 3, 2006, Commission File No. 001-14460).

4.8	Comments for United States Readers on Differences Between Canadian and United States Reporting Standards, dated May 10, 2006.

4.9*	The unaudited comparative consolidated financial statements of Agrium Inc. as at and for the three months ended March 31, 2006 and 2005 (incorporated by reference to Agrium Inc.’s Form 6-K filed with the Securities and Exchange Commission on May 5, 2006) (File No. 001-14460).

4.10*	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2006 (incorporated by reference to Agrium Inc.’s Form 6-K filed with the Securities and Exchange Commission on May 5, 2006) (File No. 001-14460).

Exhibit
Number	Description

5.1	Consent of KPMG LLP regarding the audited financial statements of Agrium Inc.

5.2	Consent of KPMG LLP regarding the audited financial statements of Royster-Clark.

5.3	Awareness Letter of KPMG LLP, dated May 10, 2006.

6.1	Powers of Attorney (contained on the signature page of this Registration Statement).

7.1	Form of Indenture between the Corporation and J. P. Morgan Trust Company, N.A., as Trustee, relating to the Debt Securities.

7.2	Statement of Eligibility under the Trust Indenture Act of 1939 of J. P. Morgan Trust Company, N.A. on Form T-1.

*	Incorporated by reference or previously filed.